UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant’s name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company’s report for the six months ended June 30, 2007, containing certain unaudited financial information and a Management’s Discussion and Analysis of Financial Condition and Results of Operations.

ULTRAPETROL (BAHAMAS) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2007 AND 2006 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the “Company”) and subsidiaries for the six months ended June 30, 2007 and 2006 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with approximately 535 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of proprietarily designed, technologically advanced platform supply vessels, or PSVs, including five in operation, one under construction in Brazil to be delivered in 2008, and four under construction in India to be delivered commencing in 2009.

Our Ocean Business owns and operates eight oceangoing vessels, including three Handysize/small product tankers which we use or intend to use in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax/Oil-Bulk-Ore, or Suezmax OBO, vessels, one Aframax tanker and one semi-integrated tug/barge unit. Our Ocean Business fleet has an aggregate capacity of approximately 651,000 dwt, and our three Suezmax OBOs are capable of carrying either dry bulk or liquid cargos, providing flexibility as dynamics change between these market sectors.

Our Passenger Business fleet consists of two vessels with a total carrying capacity of approximately 1,600 passengers, and operates primarily in the European cruise market.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in 2007

On January 2, 2007, we drew down on the initial $37.5 million of the $61.3 million facility agreed with DVB Bank AG and on March 7, 2007 we completed the drawdown of this facility.

On January 5, 2007, we took delivery of the product tanker Alejandrina and paid the 90% balance of the purchase price, or $15.3 million. She was positioned for employment in the South American cabotage trade where she commenced service in March 2007.

On January 29, 2007, we entered into a $13.6 million senior secured term loan agreement with Natixis as post delivery finance for the acquisition of the Alejandrina.

On February 21, 2007, we entered into two shipbuilding contracts with a shipyard in India to construct two PSVs with deliveries commencing in 2009, with an option for two more. The price for each new PSV to be built in India is $21.7 million to be paid in five installments of 20% each prior to delivery.

On March 7, 2007, we executed a Stock Purchase Agreement and other complementary agreements with the Shareholders of Compania Paraguaya de Transporte Fluvial S.A. (“CPTF”) and Candies Paraguayan Ventures LLC (“CPV”) whereby we purchased 100% of the stock of CPTF and CPV. Through the purchase of these two companies, we acquired ownership of one 4,500 HP pushboat (the Captain Otto Candies ) and twelve Jumbo 2,500 dwt barges (Parana barges) all built in the United States in 1995. The total purchase price paid by us under the respective agreements was $13.8 million.

On March 11, 2007, we signed an agreement with Maritima SIPSA S.A. through which we have agreed to postpone the date for exercising our repurchase option of the Princess Marina until September 25, 2007.

On March 19, 2007, we paid $8.7 million corresponding to the first installment of the two PSVs under construction in India.

On April 3, 2007, the Miranda I was dry docked in Buenos Aires to begin its conversion to double hull.

On April 19, 2007, we successfully completed a follow-on offering of 12,650,000 shares of our common stock priced at $19.00 per share. The offering included 5,903,922 shares offered by existing shareholders and 5,096,078 shares issued by the company. It also included the exercise of an over-allotment comprising 1,650,000 shares from one of the selling shareholders. Ultrapetrol did not receive any of the proceeds from any sale of common stock by the selling shareholders. The offering raised approximately $92 million in primary gross proceeds for the company.

On May 9, 2007, we entered into a Forward Freight Agreement (“FFA”) whereby a subsidiary of ours contracted via BNP Paribas Commodity Futures Limited (“BNP Paribas”) with LCH Clearnet (“LCH”), a London clearing house, to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $80,000 (eighty thousand U.S. Dollars) per day.

On May 10, 2007, we entered into a second FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $79,500 (seventy nine thousand and five hundred U.S. Dollars) per day.

On May 15, 2007, we entered into a third FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 366 days (every calendar month from January 2008 up to December 2008 both inclusive) in exchange for a fixed rate of $77,250 (seventy seven thousand two hundred and fifty U.S. Dollars) per day.

On May 15, 2007, we took delivery of the fifth PSV in our Offshore Supply Business fleet, UP Diamante, from EISA - Estaleiro Ilha S.A. in Rio de Janeiro, Brazil.

On May 23, 2007, we entered into a fourth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 180 days (15 days per month from January 2009 up to December 2009 both inclusive) in exchange for a fixed rate of $51,000 (fifty one thousand U.S. Dollars) per day.

On May 23, 2007, we entered into a fifth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 46 days (16 days in October 2007 and 15 days in each of November and December 2007) in exchange for a fixed rate of $85,000 (eighty five thousand U.S. Dollars) per day.

On June 13, 2007, we entered into a sixth FFA whereby a subsidiary of ours contracted via BNP Paribas with LCH to pay LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 45 days (15 days per month in July, August and September 2007) in exchange for a fixed rate of $74,750 (seventy four thousand seven hundred and fifty U.S. Dollars) per day.

On June 13, 2007, we exercised the option to build two further PSVs in India with deliveries in March and July 2010. Our obligations under the construction contract related to this option are contingent upon the Yard providing a suitable refund guarantee for these two contracts.

On June 14, 2007, we entered into various purchase agreements to acquire 33 Mississippi barges and one 3,950 HP pushboat. This equipment was loaded on a semi submersible vessel, unloading in the Hidrovia commenced on July 24, 2007, and it is expected to enter service during August. The total cost of the load-out operation (purchase price, loading, transport and unloading costs, etc.) under such agreement was approximately $13.2 million.

On June 28, 2007, the Miranda I was redelivered to her charterers after finishing her double hull conversion in Argentina.

Recent Developments

On July 10, 2007, we signed a Memorandum of Agreement (MOA) to sell our Aframax vessel Princess Marina in September 2007, after the delivery of the vessel to us and for a total purchase price of $18.7 million which will result in net proceeds for the Company of $18.1 million.

On July 10, 2007, we contracted to purchase 18 (eighteen) new heavy fuel engines from a Danish maker for some of our large and medium sized pushboats in our River Business. The total purchase price of the engines is approximately €15.6 million, with deliveries ranging between March and December 2009.

On July 17, 2007, the Amadeo was redelivered to us by the yard after finishing her double hull conversion in Romania. She sailed to South America, were she will start a long term employment with her charterers by the end of August 2007.

On July 17, 2007, we placed a firm order for part of the main equipment of our new yard for building barges in the Hidrovia region. The total purchase price for the equipment ordered is $2.0 million.

On July 25, 2007, we reached an agreement with a shipyard in China to construct two PSVs with deliveries commencing in second half 2009 with an option for two more PSVs. The price for each new PSV to be constructed in China is $ 22.5 million to be paid in five installments of 20% of the contract price each, prior to delivery. Our obligations under this agreement are contingent upon the Yard being able to confirm that they have been able to secure the azimuth steering thrusters for the main propulsion and obtaining a suitable refund guarantee for this contract. At this time no confirmation of the timely delivery of the azimuth thrusters has been received.

On July 31, 2007, we signed a Contract of Affreightment (COA) with a large Brazilian iron ore producer through which our River Business will transport a minimum of 6.4 million tons of iron ore / pig ore in a period of approximately seven years commencing in September 2007, with options to increase contractual volumes between 21% and 93%, declarable on a yearly basis.

On August 10, 2007, we purchased the property where our new yard for building barges in Argentina will be built. The purchase price paid for the property is, approximately, $2.5 million.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following operating segments: the River Business, Offshore Supply Business, Ocean Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant intersegment transactions.

Revenues

In our River Business, we contract for the carriage of cargoes, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of fuel.

In our Offshore Supply Business we contract our vessels under Time Charter in both Brazil and the North Sea. During the first quarter of 2006, prior to the acquisition of 66.67% of the stock of UP Offshore, the revenues and expenses of UP Offshore were not consolidated with ours; however, two PSVs owned by UP Offshore were operated by us in the North Sea under charters. The revenues of these charters were recognized in our financial statements.

In our Ocean Business, we contract our vessels either on a time charter basis or on a COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and
•	the charterer pays for all voyage expenses, including fuel and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo, and
•	we pay for all voyage expenses, including fuel and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

One of our passenger vessels is chartered to a European tour operator who guarantees a minimum number of passengers and pays for fuel and port expenses. Our second passenger vessel operates in 3, 4 and 7-day cruises in Greece and Turkey on a full ticket revenue basis; we pay for fuel and port expenses and there is no guaranteed minimum number of passengers. In this sense, the earnings of this second vessel are similar in nature to a COA.

Time charter revenues accounted for 52% of the total revenues from our businesses for the first half of 2007, while COA revenues accounted for 48%. With respect to COA revenues in the first half of 2007, 82% were in respect of repetitive voyages for our regular customers and 18% in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operation in our River Business occurs in the Parana and Paraguay Rivers, and any changes adversely affecting either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo on the rivers.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the six months ended June 30, 2007. During the first half of 2007 the international dry bulk freight market was on average higher than it was in the first half of 2006.

In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to the vessel operating expenses, our other primary sources of operating expenses in 2007 included general and administrative expenses.

In our River Business, our voyage expenses include port expenses and fuel as well as charter hire paid to third parties.

In our Offshore Supply Business, voyage expenses include offshore and brokerage commissions paid by us to third parties including Gulf Offshore North Sea (UK) Ltd. which provide brokerage services.

In our Passenger Business, operating expenses include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance and may include catering, housekeeping and entertainment staff if the charter party so specifies. Voyage expenses may include port expenses and bunkers if such services are for our account. Similarly, they may include the cost of food and beverages for passengers if such amounts are for our account under the charter agreement.

Through our River Business, we own a dry dock and a repair facility for our River Business fleet at Pueblo Esther, Argentina, land for the construction of two terminals and a shipyard in Argentina and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion (Paraguay) and Buenos Aires (Argentina) and a repair and shipbuilding facility in Ramallo (Argentina).

Through UP Offshore, we hold a lease for office space in Rio de Janeiro, Brazil and Aberdeen, United Kingdom. In addition, through Ravenscroft, we own a building located at 3251 Ponce de Leon Boulevard, Coral Gables, Florida, United States of America. Additionally, we hold a lease to an office in Buenos Aires, Argentina.

Foreign Currency Transactions

During the six months ended June 30, 2007, 82% of our revenues were denominated in U.S. Dollars, 11% of our revenues were denominated and collected in British Pounds, 5% of our revenues were denominated and collected in Euros and 2% of our revenues were denominated and collected in Brazilian Reais. Furthermore, 18% of our total revenues were denominated in U.S. Dollars but collected in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies. Significant amounts of our expenses were denominated in U.S. dollars and 24% of our total out of pocket operating expenses were paid in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies.

Our operating results, which we report in U.S. Dollars, may be affected by fluctuations in the exchange rate between the U.S. Dollar and other currencies. For accounting purposes, we use U.S. dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. Dollars at the average exchange rate prevailing on the month of each transaction.

Some of our subsidiaries account for in local foreign currencies. The exchange rate variations of those foreign currencies and the US Dollar may create gains or losses which, when accounted for under US GAAP, may require an accrual for assumed taxable income caused by those fluctuations in the rate of exchange.

Inflation and Fuel Price Increases

We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces.

In 2006 and thereafter, we negotiated and intend to continue to negotiate fuel price adjustment clauses in most of our River Business contracts.

In our Ocean Business, inflationary pressures on bunker costs are not expected to have a material effect on our immediate future operations which are currently time chartered to third parties, since it is the charterer who pays for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of a vessel’s fuel. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

In the Offshore Supply and Passenger Businesses (with the exception of the Blue Monarch), the risk of variation of fuel prices under the vessels’ current employment is borne by the charterers, since they are generally responsible for the supply of fuel.

Forward Freight Agreements

We enter into Forward Freight Agreements (“FFAs”) as economic hedges to reduce our exposure to changes in the spot market rates earned by some of our vessels in the normal course of our Ocean Business. By using FFAs, we aim at managing the financial risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical voyages at fixed rates. FFAs are executed through LCH, a London clearing house, with whom Ultrapetrol started to trade during May 2007. Although LCH requires the posting of collateral, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. Ultrapetrol is exposed to market risk in relation to its positions in FFAs and could suffer substantial losses from these activities in the event its expectations prove to be incorrect. Ultrapetrol enters into FFAs with an objective of either economically hedging risk or for trading purposes to take advantage of short term fluctuations in freight rates. As of June 30, 2007, Ultrapetrol was committed to forward freight agreements with a fair value of $2.9 million, which has been recorded as a liability. These contracts settle between July 2007 and December 2009. The fair value of FFAs is the estimated amount the Company would receive or pay to terminate FFA contracts.

Certain FFAs qualified as cash flow hedges for accounting purposes at June 30, 2007 with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an income amounting to $0.2 million.  The qualification of a cash flow hedge for accounting purposes may depend upon the predicted routes of some of our vessels matching those taken into consideration in calculating the value of the Forward Freight Agreements we have entered into as economic hedge instruments.  A significant difference between both may result in amounts accounted for as other comprehensive income (loss) becoming unrealized profits or losses in the Company's statement of income at that time.  All qualifying hedges together with FFAs that do not qualify for hedge accounting are shown at fair value in the balance sheet.

At June 30, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $2.9 million. The Company recorded an aggregate net unrealized loss of $3.1 million for the six-month period ended June 30, 2007, which is reflected on the Company’s statement of income as Other income (expenses) – Net loss on FFAs for transactions involving FFAs, which has not been designated as hedges for accounting purposes.

Seasonality

Each of our businesses has seasonal aspects, which affect its revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be strongest during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in our first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, typically from May through October of each year.

Legal Proceedings

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the “Paraguayan Customs Authority”). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Tax authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did paid their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.5 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where we claim to be equally non liable. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalizacion) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority in the amount of approximately $2.5 million (including interest), together with certain fines that have not been determined yet. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial impact on the results of the company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Six months ended June 30, 2007 compared to the six months ended June 30, 2006.

The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars.

	Second Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006	Percent Change
Revenues
Attributable to River Business	$23,497	$21,349	$45,025	$36,939	22%
Attributable to Offshore Supply Business	10,674	6,972	19,070	10,413	83%
Attributable to Ocean Business	12,760	11,053	25,513	20,441	25%
Attributable to Passenger Business	8,495	7,539	11,244	9,363	20%

Total	55,426	46,913	100,852	77,156	31%

Voyage expenses
Attributable to River Business	(9,628)	(8,480)	(18,270)	(15,931)	15%
Attributable to Offshore Supply Business	(424)	(519)	(622)	(3,161)	(80%)
Attributable to Ocean Business	(166)	(103)	(495)	(422)	17%
Attributable to Passenger Business	(2,945)	(1,303)	(3,704)	(1,704)	117%

Total	(13,163)	(10,405)	(23,091)	(21,218)	9%

Running cost
Attributable to River Business	(6,142)	(5,285)	(11,681)	(9,263)	26%
Attributable to Offshore Supply Business	(3,184)	(1,073)	(5,808)	(1,831)	217%
Attributable to Ocean Business	(3,539)	(3,700)	(7,394)	(6,874)	8%
Attributable to Passenger Business	(5,536)	(3,764)	(8,164)	(4,999)	63%

Total	(18,401)	(13,822)	(33,047)	(22,967)	44%

Amortization of dry dock & intangible assets	(1,992)	(2,317)	(4,100)	(4,381)	(6%)
Depreciation of vessels and equipment	(6,413)	(5,189)	(12,359)	(8,606)	44%
Management fees and administrative and commercial expenses	(5,375)	(3,302)	(9,868)	(5,540)	77%
Other operating income	2	0	65	0	-

Operating profit	10,084	11,878	18,452	14,444	28%

Financial expense	(4,577)	(4,820)	(9,674)	(9,669)	0%
Financial income	1,083	55	1,273	273	366%
Net income (loss) on FFAs	(3,073)	0	(3,073)	0	-
Investment in affiliates	124	196	293	724	(60%)
Other income (expense)	(126)	2	(255)	62	-

Total other expenses	(6,569)	(4,567)	(11,436)	(8,610)	(33%)

Income before income taxes and minority interest	3,515	7,311	7,016	5,834	20%
Income taxes	(2,388)	(29)	(3,786)	(79)	4,692%
Minority interest	(184)	(359)	(323)	(445)	(27%)

Net income for the period	$943	$6,923	$2,907	$5,310	(45%)

Revenues. Total revenues from our River Business increased by $8.1 million or 22% from $36.9 million for the six months ended June 30, 2006 to $45.0 million for the same period in 2007. This growth is mainly attributable to a 27% increase in volumes loaded as compared to the same period of 2006, partially offset by a negative $1.3 million barge positioning adjustment affecting the revenues in the first half of 2007 compared with a $0.1 million positive adjustment in the same period for 2006.

Total revenues from our Offshore Supply Business increased from $10.4 million for the six months ended June 30, 2006 to $19.1 million for the same period in 2007, or an increase of 83%. This increase is mainly attributable to the operations of the UP Topazio and UP Agua-Marinha for the full six months ending June 30, 2007 compared to zero and three months, respectively, of operation in the same six months of 2006 and the start of operations of our UP Diamante in May 2007, coupled with higher average rates obtained by our vessels in the North Sea and by the UP Agua-Marihna in Brazil, when compared to rates for the same period in 2006.

Total revenues from our Ocean Business increased from $20.5 million for the six months ended June 30, 2006 to $25.5 million for the six months ended June 30, 2007, or an increase of 25%. This increase is primarily attributable to the higher time charter rates obtained by our vessels Princess Katherine and Princess Susana as compared to first half 2006 and the start of operations of the Alejandrina in March 2007, partially offset by the lesser number of operational days of our vessels Miranda I, Princess Nadia and Alianza G3 due to the double hull conversion works of the former and the scheduled drydocking stroke for repairs of the latter two vessels.

Total revenues from our Passenger Business increased 20% from $9.4 million in the first six months of 2006 to $11.2 million in the same period of 2007. This increase is primarily attributable to higher revenues from our Blue Monarch (formerly named Grand Victoria) which operated on a full ticket revenue basis in the first six months of 2007 as opposed to operating on a deck and engine time charter in the same period of 2006, and the off season employment the New Flamenco obtained as a floating hotel for various events during January and February 2007, partially offset by the fact that New Flamenco started her European summer season in March 2006 while in 2007 she commenced this service in May in accordance with the contract she has with a Spanish Tour Operator.

Voyage expenses. In the six months ended June 30, 2007, voyage expenses of our River Business were $18.3 million, as compared to $15.9 million for the same period of 2006, an increase of $2.4 million. The increase is mainly attributable to an increase in our fuel expenditure and port expenses on the River Business, consistent with a larger volume of cargo carried.

In the six months ended June 30, 2007, voyage expenses of our Offshore Supply Business were $0.6 million, as compared to $3.2 million for the same period of 2006. This decrease is primarily attributable to the effect of the bareboat charter paid for the PSVs UP Esmeralda and UP Safira during the three months of 2006 prior to the consolidation of UP Offshore as from the second quarter of 2006, partially offset by the operation of the UP Topazio (which was delivered to us in September 2006) for the entire first half of 2007 and the delivery and entry into operation of the UP Diamante in May 2007.

In the six months ended June 30, 2007, voyage expenses of our Ocean Business were $0.5, as compared to $0.4 for the same period of 2006. This increase is mainly attributable to the start of operations of the Alejandrina , partially offset by lower voyage expenses in our vessel Miranda I - due to the lesser number of operational days related to its double hull conversion works - and the elimination of the brokerage commissions paid to Ravenscroft after its consolidation as our subsidiary from the second quarter of 2006.

In the six months ended June 30, 2007, voyage expenses of our Passenger Business were $3.7 million as compared to $1.7 million for the same period in 2006. This increase is mainly attributable to the fuel expenses and port costs related to the operation of the Blue Monarch under her new operation in the Aegean and the higher off season activity of the New Flamenco, partially offset by her later start in May 2007.

Running costs. For the six months ended June 30, 2007, running costs of our River Business were $11.7 million, as compared to $9.3 million for the same period in 2006, an increase of $2.4 million. This increase was mainly attributable to an increase in our boat costs such as crew, supplies and repairs consistent with the increase in volumes carried and the four months of operation of the Otto Candies convoy since the acquisition of these assets in March 2007.

For the six months ended June 30, 2007, running costs of our Offshore Supply Business were $5.8 million, as compared to $1.8 million for the same period in 2006. This increase is primarily attributable to the operation of the UP Agua-Marinha and UP Topazio for the full six months ended June 30, 2007 compared with three months of operation of the UP Agua-Marinha in the same period of 2006, the UP Topazio which was only delivered to us in September 2006 and to the start of operations of our UP Diamante in May 2007.

For the six months ended June 30, 2007, running costs of our Ocean Business were $7.4 million, as compared to $6.9 million for the same period in 2006. The increase is mainly attributable to the start of operations of our new product carrier Alejandrina, partially offset by a lower number of operational days of our vessels Miranda I and Alianza G3 due to their double hull conversion works and repair works, respectively, and by lower days in operation of our Princess Nadia in January 2007 due to her dry dock.

For the six months ended June 30, 2007, running costs of our Passenger Business were $8.2 million, compared to $5.0 million for the same period in 2006. This increase is mainly attributable to the higher running costs of our Blue Monarch related to her Aegean Sea operation (as compared to her deck and engine time charter in the same period of 2006) and the off season employment of the New Flamenco which was not present in the first six months of 2006, partially offset by her later start in May 2007.

Amortization of dry docking and intangible assets. For the six months ended June 30, 2007, amortization of dry docking and special survey costs were $3.7 million as compared to $4.2 million for the same period in 2006. This decrease is primarily attributable to the reduced level of amortization of drydock of Princess Marina in 2007. Amortization of intangible assets was $0.4 million for the six months ended June 30, 2007 as compared to $0.2 million for the same period in 2006. The increase is primarily attributable to the amortization of intangible assets related to the purchase of Ravenscroft as our subsidiary for the full six months ended June 30, 2007 as compared to three months in the same period of 2006.

Depreciation of vessels and equipment. Depreciation increased by $3.8 million, or 44%, to $12.4 million for the six months ended June 30, 2007 as compared to $8.6 million for the same period in 2006. This increase is primarily attributable to the combined effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006, the additional depreciation associated with the acquisitions of the Alejandrina and the Otto Candies convoy, the delivery by the yard and entry into operation of the UP Diamante, a full period of depreciation of our vessel Blue Monarch as compared to three months starting after her entry into operations during first half 2006, the increased value of our vessel New Flamenco (which was fully refurbished in the first quarter of 2006), the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program.

Management fees and administrative and commercial expenses. Management fees and administrative expenses were $9.9 million for the six months ended June 30, 2007 as compared to $5.6 million for the same period in 2006. This increase of $4.3 million is mainly attributable to the effect of the consolidation of UP Offshore and Ravenscroft as our subsidiaries from the second quarter of 2006 and the cost of the compensation granted to the Board in the form of stock options and grants of stock in the fourth quarter of 2006.

Other operating income. Did not change significantly.

Operating profit. Operating profit for the six months ended June 30, 2007 was $18.5 million, as compared to $14.4 million for the same period in 2006, an increase of $4.1 million. This increase is mainly attributable to the effect of the consolidation of UP Offshore (as from the second quarter of 2006) which had four ships working for the full first half of 2007 as compared to only two and a half ships, in average, during the first six months of 2006 ($4.6 million) and improved performance of our River ($1.6 million) and Ocean ($2.7 million) Businesses, partially offset by a loss in the Passenger Business of $3.7 million compared with a profit of $1.1 million in 2006, and by higher management fees and administrative and commercial expenses.

Financial expense. Financial expense did not change significantly, since the effect of the consolidation of UP Offshore as our subsidiary from the second quarter of 2006 was largely offset by the full cancellation of our indebtedness in the River Business in October 2006.

Net income (loss) on FFAs. The net loss on FFAs increased to $3.1 million in the first half of 2007 as compared to zero in 2006 because the Company had no FFAs in place by the end of the same period of 2006.

Minority Interest. Did not change significantly.

Income tax. The charge for six months ended June 30, 2007 was $3.8 million, compared with $0.1 million for the same period in 2006. The higher charge in 2007 compared with 2006 principally reflects the deferred income tax charge from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business (which is consolidated since the second quarter of 2006) of $2.4 million, as well as the tax liability in Brazil under the accelerated depreciation scheme our Brazilian subsidiary is utilizing for Brazilian tax purposes.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue-producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be limited by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of June 30, 2007, we had aggregate indebtedness of $266.3 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, consolidated indebtedness of our subsidiary UP Offshore (Bahamas) Limited of $71.9 million under two senior loan facilities with DVB, indebtedness of our subsidiary Stanyan Shipping Inc. of $13.4 million under a senior loan facility with Natixis, and a credit facility of our subsidiary Danube Maritime Inc. with BNP Paribas of $1.0 million, plus accrued interest of $1.9 million.

At June 30, 2007, we had cash and cash equivalents on hand of $103.4 million. In addition, we had $9.8 million in non current restricted cash.

Operating Activities

In the six months ended June 30, 2007, we generated $32.1 million in cash flow from operations compared to $12.1 million in the same period of 2006. We had a net income of $3.9 million for the first six months ended June 30, 2007, as compared to a net income of $5.3 million in the same period of 2006, a decrease of $1.4 million.

Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

During the six months ended June 30, 2007, we disbursed $13.8 million to purchase 100% of the shares of Compania Paraguaya de Transporte Fluvial and 100% of the shares of Candies Paraguayan Ventures LLC, and $22.5 million to enlarge and refurbish barges and pushboats and as part of the purchase of 33 Mississippi barges and one pushboat in our River Business; $8.7 million to fund the 20% advance on the two PSVs that are being constructed in India and $5.8 million in respect of PSV vessels UP Diamante (delivered to us in May 2007) and UP Rubi, under construction in Brazil, in our Offshore Supply Business; $15.8 million related to the purchase of the Alejandrina and $9.4 million to convert the Amadeo and the Miranda I into double hull and in repair works for the Alianza G3 in our Ocean Business; and finally $2.5 million to refurbish the Blue Monarch in our Passenger Business.

Financing Activities

Net cash provided by financing activities was $138.0 million during the six months ended June 30, 2007, compared to net cash used in financing activities of $6.8 million during the same period of 2006. The increase in cash provided by financing activities from 2007 to 2006 is mainly attributable to the net proceeds of our follow-on offering of $91.2 million, the $61.3 million loan agreement with DVB in our Offshore Supply Business and the draw down of our senior loan facility with Natixis for $13.6 million, partially offset for the paying off of our indebtedness in the Offshore Supply Business for $28.4 million.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations and the scheduled installments of our new vessels under construction, setting up our new yard for building barges in Argentina, potentially acquiring second-hand vessels, covering margin calls and settlements under our outstanding FFAs, increasing the size of some of our barges and purchasing new engines for our line pushboats. We cannot assure that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, bank debt and other financial instruments, although it is possible these sources will not be available to us.

Supplemental Information

The following table reconciles our EBITDA to our net income:

($000)	Six Months Ended June 30,
	2007	2006

Net Income (loss)	$2,907	$5,310
Plus
Financial expense	9,674	9,669
Income taxes	3,786	79
Depreciation and amortization	16,459	12,987

EBITDA (1)	$32,826	$28,045

The following tables reconcile our EBITDA to our Operating profit (loss) for the six months ended June 30, 2007 and 2006, on a consolidated and a per segment basis:

($000)	Six Months Ended June 30, 2007
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$6,982	$8,534	$6,620	($3,684)	$18,452
Depreciation and amortization	4,610	1,994	7,292	2,563	16,459
Investment in affiliates / Minority interest	18	(338)	290	0	(30)
Other, net(3)	(284)	16	41	(28)	(255)
Net income (loss) on FFAs	0	0	(2,057)	0	(2,057)

Segment EBITDA	$11,326	$10,206	$11,170	($1,149)	$31,553

Items not included in segment EBITDA
Financial income					1,273

Consolidated EBITDA(2)					$32,826

($000)	Six Months Ended June 30, 2006
	River	Offshore Supply	Ocean	Passenger	TOTAL

Operating profit (loss)	$5,426	$3,922	$3,955	$1,141	$14,444
Depreciation and amortization	3,913	652	7,297	1,125	12,987
Investment in affiliates / Minority interest	(198)	50	427	0	279
Other, net(3)	(138)	18	182	0	62

Segment EBITDA	$9,003	$4,642	$11,861	$2,266	$27,772

Items not included in segment EBITDA
Financial income					273

Consolidated EBITDA(2)					$28,045

(1) EBITDA consists of net income prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

(2) The reconciliation of our consolidated EBITDA to our Net income is set forth in the first table shown under section “Supplemental Information” in this filing.

(3) Individually not significant.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements at June 30, 2007

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Financial statements

– Condensed consolidated balance sheets at June 30, 2007 (unaudited) and December 31, 2006	- 1 -

– Condensed consolidated statements of income for the six-month periods ended June 30, 2007 and 2006 (unaudited)	- 2 -

– Condensed consolidated statements of changes in shareholders’ equity for the six-month periods ended June 30, 2007 and 2006 (unaudited)	- 3 -

– Condensed consolidated statements of cash flows for the six-month periods ended June 30, 2007 and 2006 (unaudited)	- 4 -

– Notes to condensed consolidated financial statements	- 5 -

             ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except per value and share amounts)

	At June 30, 2007 (Unaudited)	At December 31, 2006
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 103,401	$ 20,648
Accounts receivable, net of allowance for doubtful accounts of $284 and $709 in 2007 and 2006, respectively	13,353	17,333
Receivables from related parties	2,778	3,322
Marine and river operating supplies	2,755	3,020
Prepaid expenses	5,742	2,530
Other receivables	9,259	7,917
Total current assets	137,288	54,770
NONCURRENT ASSETS

Other receivables	5,549	6,368
Receivables from related parties	1,995	2,280
Restricted cash	9,847	1,088
Vessels and equipment, net	400,527	333,191
Dry dock	9,991	9,673
Investment in affiliates	2,578	2,285
Intangible assets	3,355	3,748
Goodwill	5,015	5,015
Other assets	5,857	6,014
Deferred tax assets	2,233	1,947
Total noncurrent assets	446,947	371,609
Total assets	$ 584,235	$ 426,379

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$ 22,604	$ 13,491
Payable to related parties	-	420
Accrued interest	1,924	1,691
Current portion of long-term financial debt	7,108	4,700
Other payables	6,050	2,469
Total current liabilities	37,686	22,771
NONCURRENT LIABILITIES

Long-term debt	180,000	180,000
Financial debt, net of current portion	79,206	34,294
Deferred tax liability	9,262	6,544
Other payables	-	250
Total noncurrent liabilities	268,468	221,088
Total liabilities	306,154	243,859

MINORITY INTEREST	3,325	3,091

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 33,443,030 and 28,346,952 shares issued and outstanding in 2007 and 2006, respectively	334	283
Additional paid-in capital	265,785	173,826
Accumulated earnings (losses)	8,138	5,231
Accumulated other comprehensive income (loss)	499	89
Total shareholders’ equity	274,756	179,429
Total liabilities, minority interest and shareholders’ equity	$ 584,235	$ 426,379

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

     ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(Stated in thousands of U.S. dollars, except share and per share data)

	For the six-month periods ended June 30,
	2007	2006
REVENUES

Revenues from third parties	$98,841	$75,691
Revenues from related parties	2,011	1,465
Total revenues	100,852	77,156

OPERATING EXPENSES

Voyage expenses	(23,091)	(21,218)
Running costs	(33,047)	(22,967)
Amortization of dry docking	(3,707)	(4,185)
Depreciation of vessels and equipment	(12,359)	(8,606)
Management fees to related parties	-	(511)
Amortization of intangible assets	(393)	(196)
Administrative and commercial expenses	(9,868)	(5,029)
Other operating income	65	-
	(82,400)	(62,712)
Operating profit	18,452	14,444

OTHER INCOME (EXPENSES)

Financial expense	(9,674)	(9,669)
Net loss on FFAs	(3,073)	-
Financial income	1,273	273
Investment in affiliates	293	724
Other, net	(255)	62
Total other expenses	(11,436)	(8,610)

Income before income taxes and minority interest	7,016	5,834

Income taxes	(3,786)	(79)
Minority interest	(323)	(445)
Net income	$2,907	$5,310

Basic net income per share	$0.13	$0.34
Diluted net income per share	$0.13	$0.34
Basic weighted average number of shares	30,027,169	15,500,000
Diluted weighted average number of shares	30,376,471	15,555,475

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Stated in thousands of U.S. dollars, except share data)

Balance	Shares amount	Common stock	Additional paid-in capital	Accumulated earnings (losses)	Accumulated other comprehensive income (loss)	Total

December 31, 2005	15,500,000	$ 155	$ 48,418	$ (5,295)	$ 196	$ 43,474

Comprehensive income:
– Net income	-	-	-	5,310	-	5,310
– Net loss on EURO hedge agreement designated as cash flow hedge	-	-	-	-	(16)	(16)
Total comprehensive income						5,294
June 30, 2006	15,500,000	$ 155	$ 8,418	$ 15	$ 180	$ 8,768

December 31, 2006	28,346,952	$ 283	$ 173,826	$ 5,231	$ 89	$ 179,429

Issuance of common stock	5,096,078	51	96,774	-	-	96,825

Underwriting fees and issuance expenses	-	-	(5,731)	-	-	(5,731)

Compensation related to options and restricted stock granted	-	-	916	-	-	916

Comprehensive income:
– Net income	-	-	-	2,907	-	2,907
– Net loss on EURO hedge agreement designated as cash flow hedge	-	-	-	-	(4)	(4)
– Net income on forward fuel purchase agreements designated as cash flow hedge	-	-	-	-	237	237
– Net income on FFAs designated as cash flow hedge	-	-	-	-	177	177
Total comprehensive income						3,317
June 30, 2007	33,443,030	$ 334	$ 265,785	$ 9,154	$ 499	$ 274,756

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$2,907	$5,310

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of vessels and equipment	12,359	8,606
Amortization of dry docking	3,707	4,185
Expenditure for dry docking	(4,025)	(736)
Net loss on FFAs	3,073	-
Amortization of intangible assets	393	196
Share-based compensation	916	-
Note issuance expenses amortization	536	534
Minority interest in equity of subsidiaries	323	445
Net loss (gain) from investment in affiliates	(293)	(724)
Allowance for doubtful accounts	182	337

Changes in assets and liabilities net of effects from purchase of Otto Candies in 2007 and UP Offshore (Bahamas) and Ravenscroft in 2006:
Decrease (increase) in assets:
Accounts receivable	3,877	(5,072)
Receivable from related parties	829	(654)
Marine and river operating supplies	265	(484)
Prepaid expenses	(3,197)	(1,585)
Other receivables	(617)	(1,686)
Other	267	(259)
Increase (decrease) in liabilities:
Accounts payable	5,868	5,224
Payable to related parties	(420)	(770)
Other	5,251	(790)
Net cash provided by operating activities	32,201	12,077

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(64,863)	(16,250)
Purchase of Otto Candies companies, net of cash acquired	(13,772)	-
Funding collateral of FFAs	(8,725)	-
Decrease in loans to related parties	-	11,391
Other	-	206
Net cash (used in) investing activities	(87,360)	(4,653)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments of long-term financial debt	(28,627)	(5,009)
Proceeds from common shares’ public offering, net of issuance costs	91,094	-
Proceeds from long-term financial debt	75,947	-
Other	(502)	(1,771)
Net cash provided by (used in) financing activities	137,912	(6,780)
Net increase in cash and cash equivalents	82,753	644

Cash and cash equivalents at the beginning of year	$20,648	$7,914
Cash and cash equivalents at the end of period	$103,401	$8,558

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)

(Information pertaining to the six-month periods ended June 30, 2007 and 2006 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of cruise vessels that transport passengers primarily cruising the Mediterranean and Black Sea. In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, primarily in the North Sea and the coastal waters of Brazil.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information. The consolidated balance sheet at December 31, 2006, has been derived from the audited financial statement at that date. The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements. All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements. When a cost that is expensed for annual reporting purposes clearly benefits two or more interim periods, each interim period is charged for an appropriate portion of the annual cost by the use of deferrals. The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned. Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

b)	Earnings per share:

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share (“SFAS 128”) basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the relevant periods. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

The following table sets forth the computation of basic and diluted net income per share:

	For the six-month periods ended June 30,
	2007	2006

Net income	$2,907	$5,310

Basic weighted average number of shares	30,027,169	15,500,000

Effect on dilutive shares:

Options and restricted stock	255,522	-

Warrants issued	93,780	55,475

Diluted weighted average number of shares	30,376,471	15,555,475

Basic net income per share	$0.10	$0.34

Diluted net income per share	$0.10	$0.34

3.	BUSINESS ACQUISITION

Acquisition of 100% of Otto Candies

On March 7, 2007, the Company through its subsidiaries in the River Business acquired all of the issued and outstanding shares of Candies Paraguayan Ventures LLC and Compañía Paraguaya de Transporte Fluvial S.A. (the “Otto Candies acquisition”) for $13,797 in cash.  At time of acquisition, Otto Candies owned 12 river barges and 1 pushboat valued at $13,679 and had cash of $25, other current assets of $442 and outstanding current liabilities of $349.

This purchase price allocation is preliminary and is subject to refinement.

The results of the Otto Candies acquisition are included in the unaudited condensed consolidated financial statements since the date of acquisition.

Due to immateriality, the Company has not prepared pro forma information related to this business combination.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at June 30, 2007 and December 31, 2006 were as follows:

	At June 30, 2007	At December 31, 2006

Ocean-going vessels	$177,309	$152,122
River barges and pushboats	148,235	125,172
PSVs	113,108	87,599
Construction of PSVs in progress	16,396	34,943
Advance for PSVs construction	8,826	-
Advance for river barges acquisition	13,174	-
Passenger vessels	40,783	38,321
Furniture and equipment	6,498	7,571
Building, land and operating base	9,793	8,782
Total original book value	534,122	454,510
Accumulated depreciation	(133,595)	(121,319)
Net book value	$400,527	$333,191

At June 30, 2007, the net book value of the assets pledged as a guarantee of the debt was approximately $222,500.

–	PSVs Construction

On February 21, 2007, UP Offshore (Bahamas) Ltd. signed a shipbuilding contract with a shipyard in India for construction of two PSVs with a combined cost of $43,300, with the delivery schedule beginning in 2009. The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery. On March 19, 2007, UP Offshore (Bahamas) Ltd. paid the first installment of $8,660 which is recorded under Advance for PSVs construction.

On June 13, 2007 UP Offshore (Bahamas) Ltd. exercised the option to acquire two additional PSVs which will be delivered in March and July 2010 for a total cost of $ 43,300. The effectiveness of this option is contingent upon the shipyard getting a refund guarantee and at June 30, 2007 no advances had been made.

In June 2003, UP Offshore Apoio Maritimo Ltda. (our Brazilian subsidiary in the Offshore Supply Business) signed shipbuilding contracts for construction of four PSVs with EISA Estaleiro Ilha S/A (EISA), a Brazilian corporation. During November 2005 UP Offshore Apoio Maritimo Ltda. and EISA amended some conditions of the shipbuilding contracts, including the purchase price and the delivery dates.

The four PSVs were to be built by EISA at a combined cost of $69,750. Two of the four PSVs, were delivered in 2006 and the third one in May 2007.  The total remaining commitment at June 30, 2007 for the last PSV cost is approximately $9,400, which includes the minimum contractual obligation with the shipyard and the remaining necessary expenditure to commission the PSV in service.

–	Delivery of Alejandrina

On January 5, 2007 the Company took delivery of the Alejandrina and paid the balance of the purchase price of $15,300.

	–	Acquisition of 33 river barges and a push boat

On June 14, 2007 the Company, through its subsidiaries in the River Business, purchased 33 river barges and a push boat for a total contract price of $7,852. At June 30, 2007, the Company had also incurred $5,322 in additional costs relating to the acquisition of the barges. The purchase price and the other costs are recorded under Advances for barges acquisition.

5.	LONG-TERM DEBT AND OTHER FINANCIAL DEBT

Balances of long-term debt and other financial debt at June 30, 2007 and December 31, 2006:

	Financial institution /		Nominal value			Nominal annual
	Other	Due-year	Current	Noncurrent	Total	interest rate

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$ -	$ 180,000	$ 180,000	9.000%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,633	54,356	58,989	Libor + 1.200%
UP Offshore Apoio	DVB AG Tranche A	Through 2016	900	10,900	11,800	Libor + 1.200%
UP Offshore Apoio	DVB AG Tranche B	Through 2009	667	444	1,111	Libor + 1.200%
Stanyan Shipping Inc.	Natixis	Through 2017	908	12,481	13,389	6.380%
Danube Maritime Inc.	BNP Paribas	Through 2009	-	1,025	1,025	Libor + 0.750%
At June 30, 2007			$ 7,108	$ 259,206	$ 266,314
At December 31, 2006			$ 4,700	$ 214,294	$ 218,994

a)	Loan with DVB Bank AG (DVB AG) of up to $61,306

On December 28, 2006 UP Offshore (Bahamas) Ltd. (our subsidiary in the Offshore Supply Business) as Borrower, Packet Maritime Inc., Padow Shipping Inc. and UP Offshore Apoio Maritimo Ltda. (collectively the owners of our PSVs UP Safira, UP Esmeralda, UP Agua-Marinha and UP Topazio) and Ultrapetrol (Bahamas) Limited as Guarantors entered into a $61,306 loan agreement with DVB AG for the purposes of providing post delivery re-financing of our Panamanian registered PSVs named UP Safira and UP Esmeralda and the Brazilian registered PSV UP Topazio.

The loan bears interest at LIBOR rate plus 1.20% per annum with quarterly principal and interest payments and maturing through December 2016. Beginning in March 2007, the principal payments equal to the regularly scheduled quarterly principal payments ranging from $1,075 to $1,325 with a balloon installment of $16,000 in December 2016. If a PSV is sold or becomes a total loss, the Borrower shall prepay the loan in an amount equal to the stipulated value of such PSV, which is initially stipulated in $18,750 and shall be reduced in the amount of $387.5 on each repayment date.

The loan is secured by a first priority mortgage on the UP Safira, UP Esmeralda and UP Topazio and by a second priority mortgage on the UP Agua-Marinha and is jointly and severally irrevocably and unconditionally guaranteed by Packet Maritime Inc., Padow Shipping Inc., UP Offshore Apoio Marítimo Ltda. and Utrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower’s ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default. If an event of default occurs and is continuing, DVB AG may require the entire amount of the loan be immediately repaid in full.  Further, the loan agreement requires until December 2009 that the PSVs pledged as security have an aggregate market value of at least 117.6% of the value of the loan amount and at all times thereafter an aggregate market value of at least 133.3% of the value of the loan.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

During the period we drew down the full amount of the loan. At June 30, 2007 the principal outstanding balance was $58,989.

b)	Loan with Natixis of up to $13,616

On January 29, 2007 Stanyan Shipping Inc. (our wholly owned subsidiary in the Ocean Business and the owner of the M/V Alejandrina) drew down an amount of $13,616 under a loan agreement with Natixis to provide post-delivery finance secured on the Alejandrina. The loan shall be repaid by 40 equal consecutive quarterly installments of $227 each together with a balloon installment of $4,536 payable with the final installment and maturing through January 2017. The loan accrues interest at 6.38% per annum for the first five years of the loan and LIBOR plus 1.25% per annum there after.

The loan is secured by a mortgage on the M/V Alejandrina and is guaranteed by Ultrapetrol (Bahamas) Limited. The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt. The agreement governing the facility also contains customary events of default.

During the period we drew down the full amount of the loan. At June 30, 2007 the principal outstanding balance was $13,389.

c)	Loan with the DVB Bank America (DVB NV) of up $30,000:

On April 27, 2005 UP Offshore (Panama) S.A. (our subsidiary in the Offshore Supply Business) as Holding Company entered into a $30,000 loan agreement with DVB NV for the purpose of providing post delivery financing of two PSVs named UP Esmeralda and UP Safira, which were delivered in May and June 2005, and repaying existing financing shareholder loans.

In January 2007, the Company fully prepaid the outstanding principal balance of the loan of $25,300 with the proceeds of the loan with DVB Bank AG of up to $61,306 (see Note 5.a).

6.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Paraguayan Customs Dispute

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue. Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of approximately $539 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues. The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of approximately $2,500 (including interest) together with certain fines that have not been determined yet. On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

7.	FORWARD FREIGHT AGREEMENTS

During the second quarter of 2007 the Company entered into Forward Freight Agreements (“FFAs”) with an objective to utilize them as economic hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business. These FFAs involve a contract to provide a fixed number of theoretical voyages at fixed rates. These contracts are going to be net settled each month with the Company receiving a fixed rate per day and paying a floating amount based on the average of the 4 Capesize Time Charter Routes (“C4TC”).

We entered into FFAs via BNP Paribas Commodity Futures Limited (“BNP Paribas”) to LCH.Clearnet (“LCH”), a London clearing house.

At June 30, 2007 the FFAs entered by the Company were as follows:

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Days	Fixed rate Received ($ / Day)	Floating rate paid	Nominal amount	Settlement date

45	$ 74,750	C4TC	$ 3,364	July to September 2007

46	85,000	C4TC	3,910	October to December 2007

366	77,250	C4TC	28,273	January to December 2008

180	80,000	C4TC	14,400	January to December 2008

180	79,500	C4TC	14,310	January to December 2008

180	51,000	C4TC	9,180	January to December 2009
			$ 73,437

Certain FFAs qualified as cash flow hedges for accounting purposes at June 30, 2007 with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as an income amounting to $177.  The qualification of a cash flow hedge for accounting purposes may depend upon the predicted routes of some of our vessels matching those taken into consideration in calculating the value of the Forward Freight Agreements we have entered into as economic hedge instruments.  A significant difference between both may result in amounts accounted for as other comprehensive income (loss) becoming unrealized profits or losses in the Company's statement of income at that time.  All qualifying hedges together with FFAs that do not qualify for hedge accounting are shown at fair value in the balance sheet.

At June 30, 2007 the fair market value of the FFAs, resulted in a liability to the Company of $2,896. The Company recorded an aggregate net unrealized loss of $3,073 for the six-month period ended June 30, 2007, which is reflected on the Company’s statement of income as Other income (expenses) – Net loss on FFAs for transactions involving FFAs, which have not been designated as hedges for accounting purposes.

In connection with these FFAs, as of June 30, 2007, we had transferred $8,725 to cover the margin requirements for these transactions. We had utilized $1,025 under a credit facility of $1,500 we have with BNP Paribas to cover margin requirements. We pay interest of LIBOR plus 0.75% per annum on the amounts withdrawn under the BNP Paribas facility.

Although the use of a clearing house reduces the Company’s exposure to counterparty credit risk, the Company is exposed to credit loss in the event of non-performance by the counterparty to the FFAs; however, the Company does not currently expect non-performance by the counterparty.

8.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived form sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

c)	Paraguay

Two of our Ocean Business subsidiaries, Parfina S.A. and Oceanpar S.A. and five of our River Business subsidiaries, UABL Paraguay, Parabal S.A., Yataity, Riverpar and Compañía Paraguaya de Transporte Fluvial S.A. are subject to Paraguayan corporate income taxes.

d)	Argentina

Ultrapetrol S.A., one of our Ocean Business subsidiaries and three of our River Business subsidiaries, UABL S.A., Argenpar S.A. and Sernova S.A., are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate. The Company’s tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in the Offshore Supply Business, UP Offshore Apoio Maritimo Ltda. and Agriex Agenciamientos Afretamentos e Apoio Maritimo Ltda. are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished. A deferred tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	US federal income tax

Under the United Stated Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income. Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the six-month periods ended June 30, 2007 and 2006 the Company and its subsidiaries did not derive any U.S. source shipping income. Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

h)	United Kingdom

UP Offshore (UK) Limited is not subject to corporate income tax in the United Kingdom, however, it qualifies under UK tonnage tax rules and pays a flat rate based on the NRT of the vessels operating out of the UK, instead of income taxes on trading profits.

9.	RELATED PARTY TRANSACTIONS

At June 30, 2007 and December 31, 2006, the balances of receivables from related parties, were as follows:

	At June 30, 2007	At December 31, 2006
Current:
Receivable from related parties

− Maritima Sipsa S.A.	$33	$278
− Puertos del Sur S.A. and O.T.S.	2,618	2,584
− Other	127	460
	$2,778	$3,322
Noncurrent:
Receivable from related parties - Puertos del Sur S.A. (1)	$1,995	$2,280

(1)	This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2008.

At June 30, 2007 and December 31, 2006 the balance of payable to related parties, were as follows:

	At June 30, 2007	At December 31, 2006
Payable to related parties
Maritima Sipsa S.A.	-	$420

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Revenues from related parties

For the six-month periods ended June 30, 2007 and 2006, the revenues derived from related parties were as follows:

	For the six-month periods ended June 30,
	2007	2006

Maritima Sipsa S.A. (1)	$1,886	$1,427
Maritima Sipsa S.A. (2)	125	38
	$2,011	$1,465

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase in 2006, to and from Maritima Sipsa S.A., a 49% owned company, the vessel Princess Marina. The combined effect of the sale at $15,100, repurchase at $7,700 and a loan granted to Maritima Sipsa S.A. for $7,400 resulted in no cash flow on a consolidated basis at the time of execution. The loan is repaid to the Company on a quarterly basis over a three-year period ended June 2006. In June 2006, the Company and Maritima Sipsa S.A. entered into an amended agreement to modify the delivery date of the vessel to February 2007 or at a later date if the charter was further extended, at a purchase price not exceeding $7,700.  In March 2007, the delivery date was postponed to September 2007 and the purchase price was reduced to $3,645. The transaction was recognized in the Company’s statements of income as a lease, reflecting quarterly payments as charter revenues while the vessel remains presented in the accompanying balance sheets as an asset.

(2)	Management fee billed by Ravenscroft

Since the date of acquisition of Ravenscroft we included the management fee billed by Ravenscroft to Maritima Sipsa S.A., a 49% owned company, for the ship management services for the vessel Princess Marina. The stipulated fee is $21 and $12.5 per month during 2007 and 2006, respectively.

Management fee paid

For the six-month periods ended June 30, 2007 and 2006, management fees were expensed with the following related parties:

	For the six-month periods ended June 30,
	2007	2006

Oceanmarine	$-	$150
Ravenscroft Shipping Inc.	-	361
Total	$-	$511

We purchased Ravenscroft and hired the administrative personnel and purchased the administration related assets of Oceanmarine in March 2006; accordingly, after those acquisitions, we did not pay fees to these related parties, but directly incurred in-house all costs of ship management and administration.

Voyage expenses paid to related parties

For the six-month periods ended June 30, 2007 and 2006, the voyage expenses paid to related parties were as follows:

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

	For the six-month periods ended June 30,
	2007	2006

Bareboat charter paid (1)	$-	$2,640
Brokerage commissions (2)	-	319
Commercial commissions (3)	156	40
Total	$156	$2,999

(1)	Bareboat charter paid to related parties

Since the second quarter of 2005, through our subsidiary, Corporación de Navegación Mundial S.A., the Company entered into a bareboat charter with UP Offshore (Panama) S.A., a wholly owned subsidiary of UP Offshore (Bahamas) Limited, for the rental of the two PSVs named UP Safira and UP Esmeralda for a daily lease amount for each one. Since March 21, 2006, the date of UP Offshore additional acquisition, our unaudited condensed consolidated financial statements included the operations of UP Offshore (Panama) S.A., on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date. Prior to the additional acquisition, the equity method was used.

(2)	Brokerage commissions

Ravenscroft from time to time acted as a broker in arranging charters for the Company’s oceangoing vessels for which Ravenscroft charged brokerage commissions of 1.25% on the freight, hire and demurrage of each such charter.

Since March 20, 2006, the date of Ravenscroft acquisition, our unaudited condensed consolidated financial statements included the operations of Ravenscroft, on a consolidated basis. Therefore, these transactions have been eliminated in the unaudited condensed consolidated financial statements since that date.

(3)	Commercial agreement with Comintra

On June 25, 2003, UP Offshore (Bahamas) Ltd. signed a commercial agreement with Comintra.

Under this agreement Comintra agrees to assist UP Offshore (Bahamas) Ltd. regarding the commercial activities of UP Offshore (Bahamas) Ltd.’s fleet of six PSVs with the Brazilian offshore oil industry. Comintra’s responsibilities, among others, include marketing the PSVs in the Brazilian market and negotiating the time charters or other revenues contracts with prospective charterers of the PSVs.

The parties agreed that Comintra’s professional fees under this agreement shall be 2% of the gross time charters revenues from Brazilian charters collected by UP Offshore (Bahamas) Ltd. on a monthly basis.

During 2005 UP Offshore (Bahamas) Ltd. paid in advance to Comintra fees under this agreement in the amount of $1,500. At June 30, 2007 the balance amounted to $1,212.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Operations in OTS S.A.’s terminal

UABL Paraguay, a subsidiary in the River Business, operates the terminal that pertains to Obras Terminales y Servicios S.A. (OTS S.A.), a related party.

For the six-month periods ended June 30, 2007 and 2006, UABL Paraguay paid to OTS S.A. $411 and $308, respectively, for this operation.

10.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) signed a second amended and restated shareholders agreement. The shares held directly by our Original Shareholders expressly entitle to seven votes per share and all other holders of our common stock entitle to one vote per share. The special voting rights of the Original Shareholders are not transferable.

On April 19, 2007 the Company closed on the sale of 5,096,078 new shares of our common stock at $19.00 per share through a public offering. The proceeds of $96,825 were used:

•	to replace cash on hand of $13,800 used to fund the Otto Candies Acquisition, and $8,660 used to fund the first advance of the construction costs of the two PSVs being built in India.

•
to cancel underwriters fees and additional fees and incremental expenses amounted to $5,731, with the remaining $68,734 set aside $34,640 for funding the balance of the construction costs of the two PSVs being built in India, $12,000 to fund the expansion of the capacity of our shipyard in the Hidrovia Region for construction of new barges and $22,094 for general corporate purpose.

On the same date, one of the Original Shareholders sold 7,553,922 (include 1,650,000 shares for the exercise of the over-allotment option from the underwriters) shares of our common stock at $19.00 per share. The Company did not receive any proceeds from the sale of any shares sold by one of the Original Shareholders.

At June 30, 2007, the issued and outstanding shares are 33,443,030 par value $.01 per share.

At June 30, 2007 and after this transaction our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 3,124,073, 4,735,518 and 159 shares, respectively, which represent 9.30%, 14.10% and 0.0005%, respectively. The joint voting power for these shares represents approximately 68% of the total voting power.

11.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, Ocean, River, Offshore Supply and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. The Company does not have significant intersegment transactions. These segments and their respective operations are as follows:

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Ocean Business: In our Ocean Business, we own and operate oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax and Aframax vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

River Business: In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station. The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business: We operate our Offshore Supply Business, using PSVs of UP Offshore (Bahamas); two are employed in the spot market in the North Sea and three in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Passenger Business: We own two vessels purchased in 2005. Operations were concentrated in the Mediterranean, Black and Aegean Seas.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries. In addition, the Company does not manage its operating profit on a geographic basis.

	For the six-month periods ended June 30,
	2007	2006
Revenues (1)

− South America	$51,460	$37,596
− Europe	45,093	36,143
− Asia	3,388	2,289
− Other	911	1,128
	$100,852	$77,156
(1) Classified by country of domicile of charterers.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of income. Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the six-month period ended June 30, 2007:

	Ocean Business	River Business	Passenger Business	Offshore Supply Business	Total

Revenues	$ 25,513	$ 45,025	$ 11,244	$ 19,070	$ 100,852
Running and voyage expenses	7,889	29,951	11,868	6,430	56,138
Depreciation and amortization	7,292	4,610	2,563	1,994	16,459
Segment operating profit (loss)	6,620	6,982	(3,684)	8,534	18,452
Segment assets	128,176	156,766	38,937	143,980	467,859
Investments in affiliates	624	1,954	-	-	2,578
Income from investment in affiliates	275	18	-	-	293
Additions to long-lived assets	$ 25,271	$(1) 22,535	$ 2,462	$ 14,595	$ 64,863

(1) Does not include the 12 river barges and 1 pushboat acquired in the Otto Candies acquisition valued at $13,679.

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At June 30, 2007

Total assets for reportable segments	$467,859
Other assets	12,975
Corporate cash and cash equivalents	103,401
Consolidated total assets	$584,235

The following schedule presents segment information about the Company’s operations for the six-month period ended June 30, 2006:

	Ocean Business	River Business	Passenger Business	Offshore Supply Business	Total

Revenues	$ 20,441	$ 36,939	$ 9,363	$ 10,413	$ 77,156
Running and voyage expenses	7,297	25,194	6,703	4,991	44,185
Depreciation and amortization	7,297	3,913	1,125	652	12,987
Segment operating profit	3,954	5,426	1,142	3,922	14,444
Income (loss) from investment in affiliates	422	(20)	-	322	724
Additions to long-lived assets	$ 1,146	$ 2,369	$ 9,606	$ 3,129	$ 16,250

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

12.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company’s subsidiaries directly involved in our Ocean and Passenger Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York. Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below. This information is prepared in accordance with the Company’s accounting policies. This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT JUNE 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$ 216,742	$ 44,340	$ 9,793	$ (268,097)	$ 2,778
Other current assets	84,792	17,993	31,725	-	134,510
Total current assets	301,534	62,333	41,518	(268,097)	137,288

Noncurrent assets
Vessels and equipment, net	-	134,400	267,334	(1,207)	400,527
Investment in affiliates	151,426	-	2,578	(151,426)	2,578
Other noncurrent assets	5,895	18,631	19,316	-	43,842
Total noncurrent assets	157,321	153,031	289,228	(152,633)	446,947
Total assets	$ 458,855	$ 215,364	$ 330,746	$ 420,730)	$ 584,235

Current liabilities
Payables to related parties	$ 1,097	$ 171,810	$ 95,190	$ (268,097)	$ -
Other financial debt	-	-	7,108	-	7,108
Other current liabilities	3,002	15,070	12,506	-	30,578
Total current liabilities	4,099	186,880	114,804	(268,097)	37,686

Noncurrent liabilities
Long-term debt	180,000	-	-	-	180,000
Financial debt, net of current portion	-	1,025	78,181	-	79,206
Other payables	-	350	8,912	-	9,262
Total noncurrent liabilities	180,000	1,375	87,093	-	268,468
Total liabilities	184,099	188,255	201,897	(268,097)	306,154

Minority interests	-	-	-	3,325	3,325

Shareholders’ equity	274,756	27,109	128,849	(155,958)	274,756

Total liabilities, minority interests and shareholders’ equity	$ 458,855	$ 215,364	$ 330,746	$ (420,730)	$ 84,235

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET

AT DECEMBER 31, 2006

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$ 198,033	$ 26,615	$ 13,158	$ (234,484)	$ 3,322
Other current assets	16,191	13,351	21,906	-	51,448
Total current assets	214,224	39,966	35,064	(234,484)	54,770

Noncurrent assets
Vessels and equipment, net	-	130,666	205,990	(3,465)	333,191
Investment in affiliates	142,759	-	2,285	(142,759)	2,285
Other noncurrent assets	6,233	10,732	19,168	-	36,133
Total noncurrent assets	148,992	141,398	227,443	(146,224)	371,609
Total assets	$ 363,216	$ 181,364	$ 262,507	$ (380,708)	$ 426,379

Current liabilities
Payables to related parties	$ 1,097	$ 144,779	$ 89,028	$ (234,484)	$ 420
Other financial debt	-	-	4,700	-	4,700
Other current liabilities	2,690	4,289	10,672	-	17,651
Total current liabilities	3,787	149,068	104,400	(234,484)	22,771

Noncurrent liabilities
Long-term debt	180,000	-	-	-	180,000
Other financial debt, net of current portion	-	-	34,294	-	34,294
Other noncurrent liabilities	-	346	6,448	-	6,794
Total noncurrent liabilities	180,000	346	40,742	-	221,088
Total liabilities	183,787	149,414	145,142	(234,484)	243,859

Minority interests	-	-	-	3,091	3,091

Shareholders’ equity	179,429	31,950	117,365	(149,315)	179,429

Total liabilities, minority interests and shareholders’ equity	$ 363,216	$ 181,364	$ 262,507	$ (380,708)	$ 426,379

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$ -	$ 37,538	$ 66,516	$ (3,202)	$ 100,852

Operating expenses	(4,300)	(30,412)	(50,861)	3,173	(82,400)
Operating profit (loss)	(4,300)	7,126	15,655	(29)	18,452

Investment in affiliates	7,084	-	293	(7,084)	293
Other income (expenses)	1,139	(10,939)	(913)	-	(10,713)
Income (loss) before income taxes and minority interest	3,923	(3,813)	15,035	(7,113)	8,032

Income taxes	-	(189)	(3,597)	-	(3,786)
Minority interest	-	-	-	(323)	(323)
Net income (loss)	$ 3,923	$ (4,002)	$ 11,438	$ (7,436)	$ 3,923

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$ -	$ 42,464	$ 43,064	$ (8,372)	$ 77,156

Operating expenses (income)	(706)	(35,308)	(35,040)	8,342	(62,712)
Operating profit (loss)	(706)	7,156	8,024	(30)	14,444

Investment in affiliates	6,270	-	724	(6,270)	724
Other income (expenses)	(254)	(7,257)	(1,823)	-	(9,334)
Income (loss) before income taxes and minority interest	5,310	(101)	6,925	(6,300)	5,834

Income taxes	-	(93)	14	-	(79)
Minority interest	-	-	-	(445)	(445)
Net income (loss)	$ 5,310	$ (194)	$ 6,939	$ (6,745)	$ 5,310

        ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2007 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$ 3,923	$ (4,002)	$ 11,438	$ (7,436)	$ 3,923
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	(8,430)	(3,236)	32,508	7,436	28,278
Net cash (used in) provided by operating activities	(4,507)	(7,238)	43,946	-	32,201

Intercompany sources	(18,709)	-	-	18,709	-
Non-subsidiary sources	-	(20,781)	(66,579)	-	(87,360)
Net cash (used in) provided by investing activities	(18,709)	(20,781)	(66,579)	18,709	(87,360)

Intercompany sources	-	33,701	(14,992)	(18,709)	-
Non-subsidiary sources	91,005	1,025	45,882	-	137,912
Net cash provided by (used in) financing activities	91,005	34,726	30,890	(18,709)	137,912
Net increase in cash and cash equivalents	$ 67,789	$ 6,707	$ 8,257	$ -	$ 82,753

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006 (UNAUDITED)

(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$ 5,310	$ (194)	$ 6,939	$ (6,745)	$ 5,310
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities	(4,346)	10,404	(6,036)	6,745	6,767
Net cash (used in) provided by operating activities	964	10,210	903	-	12,077

Intercompany sources	(13,507)	-	-	13,507	-
Non-subsidiary sources	11,391	(12,392)	(3,652)	-	(4,653)
Net cash provided by (used in) investing activities	(2,116)	(12,392)	(3,652)	13,507	(4,653)

Intercompany sources	-	5,332	8,175	(13,507)	-
Non-subsidiary sources	(1,357)	-	(5,423)	-	(6,780)
Net cash provided by (used in) financing activities	(1,357)	5,332	2,752	(13,507)	(6,780)
Net increase (decrease) in cash and cash equivalents	$ (2,509)	$ 3,150	$ 3	$ -	$ 644

13.	SUBSEQUENT EVENTS

–	Sale of our Aframax vessel Princess Marina

On July 10, 2007, we signed a memorandum of Agreement (MOA) to sell our Aframax vessel Princess Marina in September 2007, after the delivery of the vessel to us, for a total purchase price of $18,100 net of commissions.  Her carrying value at June 30, 2007, amounted to $8,258.

–	Acquisition of engines in the River Business

On July 10, 2007, we contracted to purchase 18 new heavy fuel engines for some of our large and medium sized pushboats in our River Business. The total purchase price of the engines is approximately €15,600 with deliveries ranging between March and December 2009.

–	Construction of PSVs

On July 25, 2007, we reached an agreement with a shipyard in China upon the main terms to construct two PSVs with deliveries commencing in second half 2009 with an option for two more PSVs. The price for each new PSV to be constructed in China is $22,500 to be paid in five installments of 20% of the contract price each, prior to delivery.  The effectiveness of this agreement is contingent upon the shipyard providing a refund guarantee for this contract. At this time no confirmation of the timely delivery of the azimuth thrusters has been received.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: August 13, 2007	By:	/s/ Felipe Menendez R.
Felipe Menendez R.
Chief Executive Officer